UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Keystone Consolidated Industries, Inc.
(Name of Subject Company (Issuer))
Contran Corporation
 (Name of Filing Person (Offeror))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
493422307
(CUSIP Number of Class of Securities)

Bobby D. O’Brien
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to: Neel Lemon Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 752001 (214) 953-6954
CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$16,900,000	$1,962.09
*For the purpose only of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The transaction value was calculated by multiplying (i) 2,600,000 shares of common stock, par value $0.01 per share, of Keystone Consolidated Industries, Inc. sought in the tender offer by (ii) the tender offer price of $6.50 per share.
** The amount of the filing fee calculated in accordance with the Exchange Act equals $116.10 per $1,000,000. The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.

☑Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, of the Form or Schedule and the date of its filing.
Amount Previously Paid:$1,962.09
Form or Registration No.:Schedule TO
Filing Party:Contran Corporation
Date Filed:February 1, 2011
□Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑third-party tender offer subject to Rule 14d-1.
□issuer tender offer subject to Rule 13e-4.
□going-private transaction subject to Rule 13e-3.
□amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: □
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
□           Rule 13e—4(i) (Cross-Border Issuer Tender Offer)
□           Rule 14d—1(d) (Cross-Border Third-Party Tender Offer)

           This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments or supplements hereto, the “Tender Offer Statement”) originally filed with the Securities and Exchange Commission on February 1, 2011 by Contran Corporation, a Delaware corporation (“Contran”), in connection with its offer to purchase up to 2,600,000 shares of common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (“Keystone”), for $6.50 net per Share in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated February 1, 2011 (the “offer to purchase”) and the related letter of transmittal (the “letter of transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “tender offer”.

           The information in the offer to purchase, including all schedules thereto, and the related letter of transmittal is incorporated in this Amendment by reference in response to all of the applicable items of the Tender Offer Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the offer to purchase.

           The items of the Tender Offer Statement set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

           1.           The following is hereby added to the end of the fourth paragraph under the heading “Important” on page ii of the offer to purchase:

                      “See Section 17 (‘Miscellaneous’).”

           2.           The following is added as a new question and response immediately prior to the question “If you prorate, when will I know how many Shares will actually be purchased?” in the section entitled “Summary Term Sheet” on page 2 of the offer to purchase:

“Following the Offer, will Keystone continue as a public reporting company?

~~“~~Yes.  The completion of the tender offer in accordance with its terms and conditions will not cause Keystone to become eligible to cease filing periodic reports under the Exchange Act.  If we reasonably determine that our purchase of Shares pursuant to the tender offer would cause the Shares to be held of record by less than 300 persons, then we will impose an equitable proration factor to the Shares tendered by each holder (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the expiration date and not properly withdrawn, such that, following completion of the tender offer, the Shares will continue to be held of record by not less than 300 persons and accordingly Keystone will continue to be subject to the reporting requirements of the Exchange Act.  See Section 1 (‘Terms of the Tender Offer; Proration’) of this offer to purchase.”

           3.           The second paragraph in response to the question “What is the purpose of the tender offer?” in the section entitled “Summary Term Sheet” on page 3 of the offer to purchase is hereby amended by replacing the paragraph in its entirety with the following:

“Contran is also making this tender offer because Contran is seeking to include Keystone in its consolidated U.S. federal income tax group (‘Contran Tax Group’) in order to achieve certain income tax efficiencies.  If we were to acquire all 2,600,000 Shares in the tender offer, Keystone would become a member of the Contran Tax Group.  Regardless of the number of Shares we acquire in the tender offer, completion of the tender offer would not result in Keystone recognizing any gain or loss for income tax purposes, nor would it have any impact on the income tax basis of Keystone’s assets, liabilities and other income tax attributes of Keystone.  If Keystone becomes a member of the Contran Tax Group, Keystone would enter into a tax sharing agreement with Contran.  In accordance with such tax sharing agreement, Contran’s policy for intercompany allocation of income taxes provides that subsidiaries included in the Contran Tax Group compute their provision for income taxes on a separate company basis.  Generally, subsidiaries make payments to or receive payments from Contran in the amounts they would have paid to or received from the Internal Revenue Service (‘IRS’) had they not been members of the Contran Tax Group.  The separate company provisions and payments are computed using the tax elections made by Contran.  Upon becoming a member of the Contran Tax Group, there are no tax elections that Contran would currently make that would have any impact on Keystone.  Consequently, upon becoming a member of the Contran Tax Group, the amount of payments for income taxes that Keystone would make to or receive from Contran is not currently expected to differ from the amount of payments for income taxes that Keystone would make to or receive from the IRS had Keystone not become a member of the Contran Tax Group.  In addition, if Keystone becomes a member of the Contran Tax Group, Keystone will be jointly and severally liable for the federal income tax liability of Contran and the other companies included in the Contran Tax Group for all periods in which Keystone is included in the Contran Tax Group. However, Contran would also agree to indemnify Keystone for any liability for income taxes of the Contran Tax Group in excess of Keystone’s tax liability previously computed and paid in accordance with its tax allocation policy. See Section 11 (‘Background and Purpose of the Tender Offer’) of this offer to purchase.”

           4.           The question “When will you pay for the Shares I tender?” in the section entitled “Summary Term Sheet” on page 5 of the offer to purchase is hereby amended by replacing the response to such question in its entirety with the following:

“We will pay the purchase price to you in cash, less any applicable withholding taxes and without interest, for the Shares we purchase promptly after the expiration of the tender offer and our determination of any proration factor.  We currently anticipate that will be five trading days after the expiration date. See Section 1 (‘Terms of the Tender Offer; Proration’) of this offer to purchase.”

           5.           The following new paragraph is inserted following the third paragraph under Section  1—“ Terms of the Tender Offer; Proration” on page 9 of the offer to purchase:

“In addition, notwithstanding any other provisions of this tender offer, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1(c) (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the tender offer), in the event, prior to the expiration of the tender offer, we shall have reasonably determined that the completion of the tender offer and the purchase of the Shares pursuant to the tender offer may cause the Shares to be held of record by fewer than 300 persons, then we will impose an equitable proration factor to the Shares tendered by each holder (with adjustments to avoid purchases of fractional Shares) based upon the number of Shares validly tendered by the expiration date and not properly withdrawn, such that, following completion of the tender offer, the Shares will continue to be held of record by not less than 300 persons and accordingly Keystone will continue to be subject to the reporting requirements of the Exchange Act.  All Shares not accepted for payment will be returned to the stockholder or, in the case of tendered Shares delivered by book−entry transfer, credited to the account at the book−entry transfer facility from which the transfer had previously been made, promptly after the expiration or termination of the tender offer.”

           6.           The fifth paragraph under Section 5—“Material U.S. Federal Income Tax Consequences” on page 17 of the offer to purchase is hereby amended by replacing such paragraph in its entirety with the following:

“Completion of the tender offer would not result in Keystone recognizing any gain or loss for income tax purposes, nor would it have any impact on the income tax basis of Keystone’s assets, liabilities and other income tax attributes of Keystone.”

           7.           Section  12—“Source and Amount of Funds” on page 28 of the offer to purchase is hereby amended by replacing such section in its entirety with the following:

“If we purchase 2,600,000 Shares in the tender offer at $6.50 per Share, the aggregate purchase price for the Shares will be $16.9 million, not including fees and expenses, which we estimate to be approximately $150,000.  We will use Contran’s available cash resources to purchase the Shares in the tender offer, which could include borrowings under its existing revolving bank credit facility.  Contran has sufficient borrowing availability under its existing revolving bank credit facility to complete the tender offer.  The tender offer is not conditioned on the receipt of financing.  See Section 13 (‘Conditions of the Tender Offer’) of this offer to purchase.

“There are no material conditions to Contran’s ability to borrow under its existing revolving bank credit facility.  Such facility provides for borrowings of up to $70 million, collateralized by 12.82 million shares of TIMET common stock held by one of our wholly-owned subsidiaries.  Outstanding borrowings bear interest at the prime rate plus 1.0%, and the maximum amount which may be borrowed under the facility is limited to 50% of the aggregate market value of the shares of TIMET common stock pledged as collateral, less the amount of any outstanding letters of credit issued under the facility.  We currently have no borrowings outstanding under the facility and have issued letters of credit aggregating $13.2 million, and the remaining $56.8 million is fully available to us for borrowing.  The facility currently matures in September 2011, although we anticipate extending the maturity date of such facility prior to its expiration for an additional year.  In the event of a change of control of Contran, as defined in the credit agreement governing the facility, the lender would have the right to accelerate the maturity of the facility.  To the extent we borrow under this facility to provide some or all of the funds required to complete the tender offer, we expect to repay such borrowings in our ordinary course of business through other cash resources we would generate.

“The foregoing summary of our existing revolving bank credit facility does not purport to be a complete description of the terms and conditions of the facility and is qualified in its entirety by reference to the Credit Agreement, as amended, and related agreements which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed by Contran with the SEC in connection with the tender offer.”

           8.           The lead-in paragraph, up to the colon, under Section  13—“Conditions of the Tender Offer” on page 28 of the offer to purchase is hereby amended by replacing such lead-in paragraph in its entirety with the following:

“Notwithstanding any other provisions of this tender offer, and in addition to (and not in limitation of) our right to extend or amend the tender offer at any time, we shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Exchange Act Rule 14e-1(c) (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the tender offer), pay for, and may delay or postpone the acceptance for payment of and accordingly the payment for, any tendered Shares, and may amend or terminate the tender offer, if, at any time on or after January 31, 2011, and prior to the expiration of the tender offer (or, in the case of conditions dependent upon the receipt of governmental approvals, before the time of payment for the Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the tender offer)), any of the following events shall occur or conditions shall exist:”

           9.           Subparagraph (e) under Section  13—“Conditions of the Tender Offer” on page 30 of the offer to purchase is hereby amended by replacing such subparagraph in its entirety with the following:

“(e) Keystone (1) shall not have filed a Current Report on Form 8-K with the SEC through which it furnishes its preliminary earnings regarding its fourth quarter 2010 results at least 10 business days prior to the expiration of the tender offer (as such expiration may be extended by Contran), or (2) shall have split, combined or otherwise changed, or authorized or proposed the split, combination or other change, of the Shares, (3) shall have acquired directly or indirectly or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, the presently outstanding Shares, (4) shall have issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares, (5) shall have authorized, recommended, proposed or entered into an agreement with respect to any merger, consolidation, recapitalization, liquidation, dissolution, business combination, acquisition of assets, disposition of assets, release or relinquishment of any material contractual or other right of Keystone or any of its subsidiaries or any comparable event not in the ordinary course of business, (6) shall have declared, paid or proposed to declare or pay any dividend or other distribution on the Shares, or (7) shall have amended or authorized or proposed any amendment to Keystone’s amended and restated certificate of incorporation or bylaws, or Contran shall become aware that Keystone shall have proposed or adopted any such amendment which has not been previously disclosed in publicly available documents on file with the SEC;”

10.
    The first sentence of the last paragraph under Section  13—“Conditions of the Tender Offer” on page 31 of the offer to purchase is hereby amended by replacing such sentence in its entirety with the following:

“All conditions to the tender offer must be satisfied or, other than those conditions dependent upon the receipt of governmental approvals or the condition set forth in subparagraph (e)(1) above, waived by us prior to the expiration of the tender offer.”

    11.    The second and third sentences in the first paragraph under Section  17—“Miscellaneous” on page 33 of the offer to purchase are hereby amended by replacing such sentences in their entirety with the following:

“If we become aware of any state where the making of the tender offer or the acceptance of Shares pursuant thereto is not in compliance with applicable state law, we will make a good faith effort to comply with the applicable state law.  If, after such good faith effort, we cannot comply with the applicable state law, the tender offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in that state.”

           12.     The table in Schedule A on page A-1 of the offer to purchase is hereby amended by replacing such table in its entirety with the following:

“SCHEDULE A

Additional Information

Directors and Executive Officers of Contran.

           The name, present principal occupation and employment history for the past five years of each director and executive officer of Contran are set forth below.  The business address for each person listed below is c/o Contran Corporation, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240-2697.  All executive officers and directors listed are United States citizens.

Name	Present Principal and Five-Year Employment History

L. Andrew Fleck	Mr. Fleck has served as vice president-real estate of Contran since 2007. From prior to 2006 to 2007, he served as real estate manager for Contran.

Robert D. Graham
Mr. Graham has served as vice president of Contran and Valhi, Inc. a publicly held subsidiary of Contran (“Valhi”), and vice president and general counsel of NL Industries, Inc., a publicly held subsidiary of Valhi (“NL”), since prior to 2006.  He has also served as executive vice president and general counsel of Kronos Worldwide, Inc., a publicly held subsidiary of Valhi (“Kronos Worldwide”), since 2009 and its vice president and general counsel from prior to 2006 to 2009.  He has been executive vice president of Titanium Metals Corporation, a publicly held affiliate of Contran (“TIMET”), since 2006 and its vice president from 2006 and prior years and executive vice president of CompX International Inc., a publicly held subsidiary of NL (“CompX”), since May 2010.

J. Mark Hollingsworth
Mr. Hollingsworth has served as Contran’s and Valhi’s vice president and general counsel and CompX’s and Keystone’s general counsel since prior to 2006.  He has served as vice president of CompX since 2007 and vice president of Keystone since 2009.  Mr. Hollingsworth has served as legal counsel of various companies related to Contran since 1983.

William J. Lindquist
Mr. Lindquist has served as senior vice president and a director of Contran and Valhi’s senior vice president since prior to 2006.   Since 2007, he has also served as the chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.  Mr. Lindquist has served as an executive officer or director of various companies related to Contran since 1980.

A. Andrew R. Louis
Mr. Louis has served as secretary of CompX, Contran and Valhi since prior to 2006 and secretary of Kronos Worldwide and NL since 2006.  He served as secretary of TIMET from 2006 to 2008.  Mr. Louis has served as legal counsel of various companies related to Contran since 1995.

Name	Present Principal and Five-Year Employment History

Kelly D. Luttmer
Ms. Luttmer has served as vice president and tax director of CompX, Contran, Kronos Worldwide, NL and Valhi since prior to 2006, of TIMET since 2006 and of Keystone since May 2010.  Ms. Luttmer has served in tax accounting positions with various companies related to Contran since 1989.

Bobby D. O’Brien
Mr. O’Brien has served as vice president and chief financial officer of Contran and Valhi since prior to 2006.  He has also served as chief executive officer of TIMET since 2009 and president of TIMET since 2007.  From 2006 to 2007, he served as executive vice president and chief financial officer of TIMET and vice president of TIMET from 2006 and prior years.  Mr. O’Brien has served in financial and accounting positions with various companies related to Contran since 1988.

Glenn R. Simmons
Mr. Glenn Simmons has been vice chairman of the board of Contran and Valhi, chairman of the board of CompX and Keystone and on the board of directors of Kronos Worldwide, NL and TIMET since prior to 2006.  Since prior to 2006, He has been an executive officer or director of various companies related to Contran since 1969.

Harold C. Simmons
Mr. Harold Simmons has been chairman of the board of Contran, Kronos Worldwide and Valhi and chairman of the board and chief executive officer of NL since prior to 2006.  He served as chief executive officer of Kronos Worldwide from prior to 2006 to 2009.  He also has served as chairman of the board of TIMET since prior to 2006 and its chief executive officer from 2006 and prior years.  Mr. Harold Simmons has been an executive officer or director of various companies related to Contran since 1961.

John A. St. Wrba	Mr. St. Wrba has served as vice president and treasurer of Contran, Kronos Worldwide, NL and Valhi since prior to 2006. He has also been vice president and treasurer of TIMET since 2006.

Gregory M. Swalwell
Mr. Swalwell has served as vice president and controller of Contran and Valhi since prior to 2006.  He has also served as Kronos Worldwide’s executive vice president and chief financial officer since 2009 and its vice president and chief financial officer from prior to 2006 to 2009.  Since prior to 2006, he has served as vice president, finance and chief financial officer of NL and vice president of TIMET.  Mr. Swalwell has served in financial and accounting positions with various companies related to Contran since 1988.

Steven L. Watson
Mr. Watson has served as Contran’s president and a director of Contran since prior to 2006.  He has served on Valhi’s board of directors since prior to 2006.  Mr. Watson has been Valhi’s chief executive officer and president since prior to 2006.  He has also served as chief executive officer of Kronos Worldwide since 2009 and its vice chairman of the board since prior to 2006 and TIMET’s vice chairman of the board since prior to 2006 and its chief executive officer from 2006 to 2009.  Since prior to 2006, Mr. Watson has served as a director of CompX, Keystone and NL.  Mr. Watson has served as an executive officer or director of various companies related to Contran since 1980.”

Item 12. Exhibits.

           Item 12 of the Tender Offer Statement is hereby amended and supplemented to add the following exhibits:

“(b)(1) Credit Agreement dated October 2, 2009 between Contran Corporation and PlainsCapital Bank (filed as Exhibit 1 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

“(b)(2) Guaranty dated October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (filed as Exhibit 2 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

“(b)(3) Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (filed as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

“(b)(4) Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (filed as Exhibit 4 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

“(b)(5) Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank. **

“(b)(6) First Amendment dated October 1, 2010 to the Credit Agreement among Contran and PlainsCapital Bank. **"

“** Filed herewith.”

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTRAN CORPORATION

By:	/s/ Bobby D. O’Brien

Bobby D. O’Brien

Vice President & Chief Financial Officer

Date: February 14, 2011

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated February 1, 2011. *
(a)(1)(ii)	Form of Letter of Transmittal. *
(a)(1)(iii)	Form of Notice of Guaranteed Delivery. *
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(v)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. *
(a)(1)(vi)	IRS Form W-9 (with accompanying General Instructions). *
(a)(1)(vii)	Summary Advertisement. *
(a)(1)(viii)	Press Release dated February 1, 2011. *
(b)(1)
Credit Agreement dated October 2, 2009 between Contran Corporation and PlainsCapital Bank (filed as Exhibit 1 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

(b)(2)
Guaranty dated October 2, 2009 executed by Valhi Holding Company for the benefit of PlainsCapital Bank (filed as Exhibit 2 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

(b)(3)
Pledge and Security Agreement dated October 2, 2009 between Valhi Holding Company and PlainsCapital Bank (filed as Exhibit 3 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

(b)(4)
Collateral Agreement dated October 2, 2009 between Contran Corporation and Valhi Holding Company (filed as Exhibit 4 of Amendment No. 28 to Schedule 13D regarding the common stock of Titanium Metals Corporation (File No. 1-14368)) filed with the SEC on August 5, 2010.

(b)(5)	Pledged Shares Addendum Agreement dated March 5, 2010 between Valhi Holding Company and PlainsCapital Bank. **
(b)(6)	First Amendment dated October 1, 2010 to the Credit Agreement among Contran and PlainsCapital Bank. **
(d)(1)
Agreement Regarding Shared Insurance between Keystone, CompX International Inc., Contran, Kronos Worldwide, Inc., NL Industries, Inc., Titanium Metals Corp. and Valhi, Inc. dated as of October 30, 2003 (filed as Exhibit 10.1 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2003) filed with the SEC on November 30, 2005. *

(d)(2)
The Combined Master Retirement Trust between Contran and Harold C. Simmons as amended and restated effective September 30, 2005 (filed as Exhibit 10.2 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2006) filed with the SEC on March 28, 2007. *

(d)(3)
Intercorporate Services Agreement dated as of January 1, 2007 by and between Keystone and Contran (filed as Exhibit 10.6 to Keystone’s Annual Report on Form 10-K for the year ended December 31, 2007) filed with the SEC on March 14, 2008. *

(g)	None.
(h)	None.

* Previously filed on February 1, 2011 as an exhibit to the Tender Offer Statement
** Filed herewith.